Ameriprise Financial, Inc. 802 Ameriprise Financial Center Minneapolis, MN 55474
December 30, 2015
Mr. Hugh West
Accounting Branch Chief
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:
Ameriprise Financial, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 24, 2015
Form 10-Q for the Quarterly Period Ended September 30, 2015
Filed November 2, 2015
File No. 001-32525

Dear Mr. West:
We refer to the comment letter dated December 16, 2015 from the staff of the Division of Corporation Finance of the Securities and Exchange Commission concerning the Form 10-K for Fiscal Year Ended December 31, 2014 filed on February 24, 2015 for Ameriprise Financial, Inc. (the “Company”), and the Form 10-Q for Quarterly Period Ended September 30, 2015 filed on November 2, 2015 for the Company.
We have set forth in boldface type the text of the staff’s comments set forth in the aforementioned comment letter, followed by our response in plain text.

Form 10-Q for the Quarterly Period Ended September 30, 2015
Item 1. Financial Statements (Unaudited), page 3
Note 10. Fair Values of Assets and Liabilities, page 30

1.
We note from the table on page 37 that you no longer include elective contractholder strategy allocations as an input in the fair value measurement of GMWB and GMAB embedded derivatives as of September 30, 2015.

•
Please tell us the facts and circumstances that changed from prior reporting periods that lead you to conclude that this input was no longer necessary. Also, tell us the estimated impact on the fair value that resulted from removing this as an input.

Company Response:
As discussed in the third quarter 2013 10-Q Management’s Discussion and Analysis of Financial Condition and Results of Operations, during the third quarter 2013, management communicated to certain in-force variable annuity policyholders our intention to change, as allowed within the contract, specific contractual fees associated with guaranteed minimum withdrawal benefit (“GMWB” or “living benefit”) riders as well as provide policyholders with additional investment options designed to improve volatility management. Additionally, during the third quarter 2013, management began to take actions to implement those changes. Policyholders were given a choice on their next policy anniversary to accept a fee increase on their living benefit guarantee and not change their investment options, change their investment to an investment option that did not incur a fee increase, or forego annual benefit credits and not incur a fee increase.
In accordance with ASC Topic 820 Fair Value Measurement, in determining the assumptions a market participant in the hypothetical principal market would use to calculate a financial instrument’s fair value, management concluded a market participant in the hypothetical principal market would adjust the fair value estimate to incorporate an expectation of policyholder behavior in the period management has communicated their intention to change contractual fees and implement such change. This assumption is referred to in our disclosure of significant assumptions as ‘elective contractholder strategy allocations’. Elective contractholder strategy allocations reflected management’s estimate of those policyholders that are expected to voluntarily elect to change their investment options to avoid a change in contractual fees. This assumption became significant at September 30, 2013, concurrent with our announced fee and investment changes.
Over the following twelve to eighteen months, the additional investment options were well received by policyholders, with sizable asset movement into the managed volatility funds (the new investment options) as a full year of contract anniversaries occurred and policyholders either shifted their investment choices or accepted fee increases. As a result, management reduced our assumption of future elective contractholder strategy allocations associated with a policyholder’s decision to accept fee increase, change their investments or forego annual benefit credits at September 30, 2014 and further reduced the assumption at December 31, 2014. In the third quarter 2015, policyholder experience had reached ultimate expected levels and the assumption of changes in their future elective strategy allocation to avoid a contractual fee increase became insignificant to the fair value calculation. As such, management reduced our assumption to zero at September 30, 2015. Management concluded at September 30, 2015, a market participant in the hypothetical principal market would ascribe no value to the expectation of further shifts in investment allocations by the policyholder. This reflects the expectation that policyholders that would have changed their investment options to avoid a fee increase would have done so as of the September 30, 2015 measurement date. Any future impacts of policyholder behavior would be reflected in the fair value of the embedded derivative in the period policyholders change their investment option.
There was no impact of removing the input, rather the impact of reducing the input to zero resulted in an increase in the fair value of the GMWB embedded derivative liability of approximately $1.6 million, or less than 0.2% of the GMWB embedded derivative fair value at September 30, 2015.

2.
We also note that the range provided for the market volatility input in the fair value measurement of GMWB and GMAB embedded derivatives as of September 30, 2015 is relatively unchanged from the range provided as of December 31, 2014.

•
Please tell us what consideration you gave to adjusting the market volatility input given the global market volatility experienced in the third quarter of 2015. For example, we refer to comments made during the third quarter 2015 earnings call stating that volatility spiked across global markets.

Company Response:
Each reporting period we update management’s assumption of market volatility to calculate the fair value, as defined by ASC Topic 820 Fair Value Measurements, of GMWB and GMAB embedded derivatives. Our market volatility assumption reflects our assumption of market participant views of implied equity and bond market volatilities that extend over the period of cash flows of the embedded derivatives. Given the nature of the annuity products from which the embedded derivatives arise, the cash flows occur over an estimated fifty years.
In developing the disclosed range of market volatility assumptions used in the GMWB and GMAB valuations, we consider the impact of fund weightings in the separate accounts underlying the variable annuity host contract. Fund choices and investment strategies within the separate accounts range from conservative to aggressive and encompass different weightings of bond and equity exposures. The disclosed range of market volatilities reflects that weighting. Short-term volatilities do not significantly change the weighted average market volatility ranges of the embedded derivatives. Significant movement in long-term volatilities would be the largest driver of our market volatility assumption. There was not a significant movement in long-term volatilities during the nine months ended September 30, 2015 and, therefore, our range of market volatility at September 30, 2015 was relatively unchanged when compared to December 31, 2014.
The volatility referred to in the third quarter 2015 earnings call encompassed short-term volatility experienced during 2015 and is not indicative of the volatility a market participant would expect over the estimated fifty year time period of our embedded derivative liability.
We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the foregoing, please contact Jeanne Stadtlander at 612-671-4838 or the undersigned at 612-678-4769.
Very truly yours,
/s/ David K. Stewart
David K. Stewart
Senior Vice President and Controller

cc:
James M. Cracchiolo, Chairman and Chief Executive Officer
Walter S. Berman, Executive Vice President and Chief Financial Officer

Robert Klein
Division of Corporation Finance
Securities and Exchange Commission